SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Anterix Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03676C100
(CUSIP Number)

Eleazer Klein, Esq.
Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ASSET MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,411,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,411,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,411,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS JEFFREY A. ALTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,411,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,411,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,411,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed on August 30, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed on October 9, 2019 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D filed on October 21, 2019 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D filed on March 17, 2020 ("Amendment No. 3"), as amended by Amendment No. 4 to the Original Schedule 13D filed on May 15, 2020 ("Amendment No. 4") and as amended by Amendment No. 5 to the Original Schedule 13D filed on July 20, 2020 ("Amendment No. 5" together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Anterix Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 2, 3, 4 and 5(a)-(c) as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)       This statement is filed by

(i)        Owl Creek Asset Management, L.P., a Delaware limited partnership (the “Investment Manager”) and the investment manager of certain funds (the “Owl Creek Funds”), with respect to the shares of Common Stock directly held by the Owl Creek Funds; and

(ii)        Jeffrey A. Altman ("Mr. Altman"), the managing member of Owl Creek GP, L.L.C., a Delaware limited liability company, which serves as the general partner of Investment Manager, with respect to shares of Common Stock directly held by the Owl Creek Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)       The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(c)       The principal business of the Investment Manager is serving as investment manager to certain of the Owl Creek Funds. The principal occupation of Mr. Altman is serving as the general partner of the Investment Manager.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Investment Manager is a limited partnership organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 5 of 6 Pages
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Persons expended an aggregate of approximately $191,743,769.57 to purchase the 5,411,776 shares of Common Stock. Such shares of Common Stock were acquired with investment funds of the Owl Creek Funds and margin borrowings described in the following sentence. Such shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. The margin account may from time to time have debit balances. Because other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 13, 2023, Mr. Altman was appointed as a member of the Board and to the Board’s Strategy Committee. Further details concerning Mr. Altman’s appointment are provided in a press release disseminated by the Issuer on February 14, 2023, a copy of which is attached as Exhibit 99.1 of the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 14, 2023 and is incorporated by reference herein. Mr. Altman anticipates working constructively with fellow Board members to ensure management actively evaluates potentially accretive opportunities including strategic initiatives, and merger and/or acquisition opportunities, and engages in order key initiatives concerning the Issuer’s business plans, board composition, governance, management, and capitalization.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entireties by the following:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 18,868,860 shares of Common Stock outstanding as of February 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022, filed with the Securities and Exchange Commission on February 9, 2023.

(b)       See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       No Reporting Person has effected any transaction in the Common Stock within the past sixty (60) days.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

JEFFREY A. ALTMAN

/s/ Jeffrey A. Altman
Jeffrey A. Altman, individually and as managing member of the general partner of Owl Creek Asset Management, L.P.